March 6, 2019

Anthony McKiernan
Chief Financial Officer
MBIA INC
1 Manhattan Road
Suite 300
Purchase, NY 10577

       Re: MBIA INC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-09583

Dear Mr. McKiernan:

       We have reviewed your December 4, 2018 response to our comment and have the following comment.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to the comment we provided you verbally on October 30, 2018.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Adjusted Book Value, page 36

1. We acknowledge your response to our prior comment. We believe your exclusion of
      MBIA Corp. negative book value from your adjusted book value per share non-
      GAAP measure is not appropriate. Please refer to answer to question
100.04 of the Staff's
      Non-GAAP Financial Measures Compliance and Disclosure Interpretations that indicates that "Other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of
      Regulation G." Please confirm to us that, in future filings and earnings releases, your adjusted book value per share will not exclude the negative book value of MBIA Corp.
 Anthony McKiernan
MBIA INC
March 6, 2019
Page 2

      You may contact Christine Torney at (202) 551-3652 or Jim Rosenberg at
(202) 551-
3679 with any questions.



FirstName LastNameAnthony McKiernan                     Sincerely,
Comapany NameMBIA INC
                                                        Division of Corporation
Finance
March 6, 2019 Page 2                                    Office of Healthcare &
Insurance
FirstName LastName